Royale Energy, Inc.



P.E.
12-31-02

Royale Energy, Inc is an independent exploration and production company focused on the acquisition, development, and marketing of natural gas from its reserves in the Sacramento and San Joaquin Basins of California. The Company's principal lines of business include the acquisition of natural gas and oil properties with proven reserves, and the drilling of developmental and exploratory wells.



Dear Shareholders,

Fiscal year 2002 was a successful year of drilling for natural gas production at Royale Energy. The company's continued utilization of 3D seismic surveys has better imaged our current acreage position and identified new exploration prospects with significant natural gas reserve potential. Because of the strong industry fundamentals of natural gas, the company is confident in its ability to continue increasing production, revenue and income over the next year.

The year began with a significantly lower product price for natural gas which was a result of a warm winter and higher rig count (more wells being drilled), which in turn, brought more wells on line at a time when demand was low. With the low price of natural gas, the rig count dropped to 650, half the 2001 rate. The lower rig count contributed to lower nationwide natural gas production, supply began to decline, and natural gas prices rose to $4.00 per MCF by year-end from $2.20 per MCF in August 2002.

Lower product prices contributed to the company's loss of ten cents per share in the first half of 2002. As product prices rebounded and the company successfully drilled from our 3D seismic surveys at our Victor Ranch, Lonestar, and Bowerbank natural gas fields, the company's earnings increased to three cents per share in the third quarter 2002 and four cents per share in the fourth quarter, bringing year-end results to a three cent loss. The company's overall net natural gas production increased 16.9% to 1,602,780 MCF in 2002 compared to 1,371,286 MCF in 2001. Performance efficiency in operations has significantly improved as we achieved higher standards for safety, reliability, and production. We also hired additional professional staff to fulfill our objectives in production, geological research, marketing, financial, and operational disciplines for the coming year.

The company achieved a 100% success rate on company-operated wells drilled, while the joint venture operated wells hit four successful wells and three dry holes. According to the Roland J. Bain Report, Royale Energy achieved the highest success rate of any oil and gas operator in California's Sacramento Valley in 2002. The increased company production from these new wells was being sold at an average price of over $5.00 per MCF in the first quarter of 2003. The record number of drilled wells in 2002, along with the increased natural gas production that is now being sold at higher prices, has positioned the company for extremely strong growth in 2003.

The company's first quarter 2003 revenue increased 61% over first quarter 2002 as production and prices continue to rise and in May 2003, the company announced a 15% stock dividend for its shareholders for the third consecutive year. The issuance of the dividend shares were given to help accelerate the growth benefit to the company's shareholders.



Total stockholders' equity
Return on stockolders' equity, %
100
90
80
70
60
50
40
30
20
10
0
86.8
73.5
57.6
50.6
49.2
42.0
38.0
35.1
33.2
30.3
Apache Offshore Investment Partnership (144)
PrimeEnergy Corp. (121)
Aspen Exploration Corp. (156)
Capco Energy Inc. (120)
Dorchester Hugoton Ltd. (114)
Basic Earth Science Systems Inc. (168)
Mexco Energy Corp. (159)
Howell Corp.
Royale Energy Inc. (134)
XTO Energy Inc. (25)

Oil & Gas Journal, September 2002

The Oil & Gas Journal ranked Royale Energy #9 in return on equity for all publicly traded oil and gas companies in September 2002. The company was also on Oil & Gas Journal's fastest growing companies list for the fifth consecutive year.

Royale Energy's ongoing mission is to serve as an independent exploration and production company focused on the development, acquisition, and marketing of natural gas from its reserves in the Sacramento and San Joaquin Basins of California. The company's principal lines of business include the acquisition of natural gas and oil properties with proven reserves, and the drilling of developmental and exploratory wells.

The company is dedicated to its continued contribution to America's energy independence through the profitable development, operation and marketing of oil and natural gas wells within established fields in the continental United States. I am positive about the company outlook and very proud of the commitment and performance of the Royale Energy team.

REPORT OF INDEPENDENT AUDITOR

Shareholders and Board of Directors
Royale Energy, Inc.

We have audited the accompanying balance sheets of Royale Energy, Inc. (a California corporation) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Royale Energy's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Royale Energy, Inc., as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
March 28, 2003

ROYALE ENERGY, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and Cash Equivalents	$ 2,229,944	$ 3,131,859
Accounts Receivable	3,736,236	3,525,038
Prepaids	1,819,764	394,522
Inventory	63,148	25,939
Total Current Assets	7,849,092	7,077,358
Investments	275,000	275,000
Oil and Gas Properties (successful efforts basis), Equipment and Fixtures	15,176,635	12,226,001
Total Assets	$ 23,300,727	$ 19,578,359

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 6,031,046	$ 3,543,001
Deferred Revenue from Turnkey Drilling	2,566,188	2,740,991
Total Current Liabilities	8,597,234	6,283,992
Long-Term Debt, Net of Current Portion	3,500,000	2,000,000
Total Liabilities	12,097,234	8,283,992
Redeemable Preferred Stock		
Series A, Convertible Preferred Stock, No Par Value, 59,250 Shared Authorized; 5,068 and 12,256 Shares Issued and Outstanding.	12,017	29,118
Stockholders' Equity		
Common Stock, No Par Value, 10,000,000 Shares Authorized; 5,030,101 and 5,026,004 Shares Issued and Outstanding.	16,692,095	16,671,480
Convertible Preferred Stock, Series AA, No Par Value, 147,500 Shares Authorized; 48,581 and 49,583 Shares Issued and Outstanding	191,813	195,327
Accumulated (Deficit)	(5,611,288)	(5,474,252)
Total Paid in Capital and Accumulated Deficit	11,272,620	11,392,555
Less Cost of Treasury Stock, 20,000 and 26,000 Shares	97,906	127,306
Paid in Capital, Treasury Stock	(16,761)	-
Total Stockholders' Equity	11,203,492	11,294,367
Total Liabilities and Stockholders' Equity	$ 23,300,727	$ 19,578,359

ROYALE ENERGY, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues		
Sale of Oil and Gas	$ 4,930,278	$ 8,452,282
Turnkey Drilling	6,890,431	6,703,452
Supervisory Fees and Other	619,179	702,539
Total Revenues	12,439,888	15,858,273
Costs and Expenses		
General and Administrative	2,826,978	2,459,758
Geological and Geophysical Expenses	28,566	56,806
Turnkey Drilling Development	4,156,239	3,065,747
Lease Operating	1,450,893	1,266,245
Lease Impairment	596,222	2,062,028
Legal and Accounting	1,055,244	644,812
Marketing	718,841	848,723
Depreciation, Depletion and Amortization	1,694,027	1,282,640
Total Costs and Expenses	12,527,010	11,686,759
Income from Operations	(87,122)	4,171,514
Other Expenses		
Interest Expense	105,405	54,455
Income Before Income Tax Expense	(192,527)	4,117,059
Income Tax Expense (Benefit)	(55,491)	370,535
Net Income (Loss)	$ (137,036)	$ 3,746,524
Basic Earnings Per Share	$ (.03)	$ .75
Diluted Earnings Per Share	$ (.03)	$ .71

ROYALE ENERGY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Preferred Stock Series AA			Treasury Stock	
	Shares Outstanding	Amount	Shares Outstanding	Amount	Accumulated Deficit	Shares Outstanding	Amount
Balance at December 31, 2000	5,022,410	$16,646,480	56,780	$220,327	$ (9,220,776)	26,000	$ (127,306)
Conversion of Preferred AA to common stock	3,594	25,000	(7,187)	(25,000)	-	-	-
Net income for the year	-	-	-	-	3,746,524	-	-
Balance at December 31, 2001	5,026,004	16,671,480	49,593	195,327	(5,474,252)	26,000	(127,306)
Conversion of Preferred A to common stock	3,594	17,101	-	-	-	-	-
Conversion of Preferred AA to common stock	503	3,514	(1,012)	(3,514)	-	(6,000)	(29,400)
Net loss for the year	-	-	-	-	(137,036)	-	-
Balance at December 31, 2002	5,030,101	$16,692,095	48,581	$191,813	$ 5,611,288	20,000	$ 97,906

ROYALE ENERGY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (137,036)	$ 3,746,524
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation, Depletion, and Amortization	1,694,028	1,282,640
Compensation Expense - Stock Grants	46,161	-
Lease Impairment	596,222	2,062,028
(Increase) Decrease in:		
Accounts Receivable	(211,198)	2,955,369
Prepaid Expenses and Other Assets	(1,462,451)	(227,105)
Increase (Decrease) in:		
Accounts Payable and Accrued Expenses	2,488,045	(3,096,807)
Deferred Revenues - DWI	(174,803)	1,105,691
Net Cash Provided by Operating Activities	2,838,968	7,828,340
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures for Oil and Gas Properties	(5,240,883)	(3,267,284)
Other Capital Expenditures	-	(583,949)
Net Cash Used by Investing Activities	(5,240,883)	(3,851,233)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal Payments on Long-Term Debt	-	(4,952,089)
Proceeds from Long-Term Debt	1,500,000	2,000,000
Net Cash Provided (Used) by Financing Activities	1,500,000	(2,952,089)
Net Increase (Decrease) in Cash and Cash Equivalents	(901,915)	1,025,018
Cash at Beginning of Year	3,131,859	2,106,841
Cash at End of Year	$ 2,229,944	$ 3,131,859

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

	2002	2001
Cash Paid for Interest	$ 105,405	$ 54,455
Cash Paid for Taxes	$ -	$ 533,661

ROYALE ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Royale Energy, Inc. ("Royale Energy") is presented to assist in understanding Royale Energy's financial statements. The financial statements and notes are representations of Royale Energy's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Description of Business

Royale Energy is an independent oil and gas producer which also has operations in the area of turnkey drilling. Royale Energy owns wells and leases in major geological basins located in California and Texas. Royale Energy offers fractional working interests and seeks to minimize the risks of oil and gas drilling by selling multiple well drilling ventures which do not include the use of debt financing.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the estimate of Company oil and gas reserves prepared by an independent engineering consultant. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proven reserves. Estimated reserves are used in the calculation of depletion, depreciation and amortization unevaluated property costs, estimated future net cash flows, taxes, and contingencies.

Joint Ventures

The accompanying financial statements as of December 31, 2002 and 2001, include the accounts of Royale Energy and its proportionate share of the assets, liabilities and results of operations. Royale Energy generally retains an ownership interest of approximately 30% in its joint venture projects. Royale Energy is the operator of the majority of properties in which it has an ownership interest. In connection with the drilling and operation of wells, the Company receives management fees, which are recorded as supervisory fee income.

Revenue Recognition

Royale Energy recognizes revenues from the sales of oil and gas in the period of delivery.

Royale Energy enters into turnkey drilling agreements with investors to develop leasehold acreage acquired by Royale Energy. When Royale Energy authorizes a turnkey drilling project for sale, a calculation is made to estimate the pre-drilling costs and the drilling costs. A percentage for each is calculated. The turnkey drilling project is then sold to investors who enter a signed contract with Royale Energy. In this agreement, the investor agrees to share in the pre-drilling costs, which include lease costs, intangible drilling costs, and other costs as required so that the drilling of the project can proceed. As stated in the contract, the percentage of the pre-drilling costs that the investor contributes is non-refundable, and thus on its financial statements, Royale Energy recognizes these non-refundable payments as revenue since the pre-drilling costs have commenced. The remaining investment is held and reported by Royale Energy as deferred revenue until the well is spudded (begun). Drilling is generally completed within 7-14 days. If costs exceed revenues and Royale Energy participates as a working interest owner, Royale's proportional share of the excess is capitalized as the cost of Royale Energy's

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue Recognition (Continued)
working interest. If Royale Energy is unable to drill the wells, and a suitable replacement well is not found, the deferred funds received would be returned to the investors. If the drilling effort is successful, each investor receives a working interest in the wells, and Royale Energy, along with the investors, receive an assignment of working interests. Included in cash and cash equivalents are amounts for use in the completion of Turnkey drilling programs in progress.

Oil and Gas Property and Equipment (Successful Efforts)

Royale Energy accounts for its oil and gas exploration and development costs using the successful efforts method. Leasehold acquisition costs are capitalized. If proved reserves are found on an undeveloped property, leasehold cost is transferred to proved properties. Significant undeveloped leases are reviewed periodically and a valuation allowance is provided for any estimated decline in value. Cost of other undeveloped leases is expensed over the estimated average life of the leases. Cost of exploratory drilling is initially capitalized. In the absence of a determination that proved reserves are found, the costs of drilling such exploratory wells is charged to expense. Royale Energy makes this determination within one year following the completion of drilling. Other exploratory costs are charged to expense as incurred. Development costs, including unsuccessful development wells, are capitalized. Depletion, depreciation and amortization of oil and gas producing properties are computed on an aggregate basis using the units-of-production method.

Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and/or Long-Lived Assets to be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It establishes guidelines for determining recoverability based on future net cash flows from the use of the asset and for the measurement of the impairment loss. Impairment loss under SFAS No. 121 is calculated as the difference between the carrying amount of the asset and its fair value. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met. Under the successful efforts method of accounting for oil and gas operations, Royale Energy periodically assessed its proved properties for impairments by comparing the aggregate net book carrying amount of all proved properties with their aggregate future net cash flows. The statement requires that the impairment review be performed on the lowest level of asset groupings for which there are identifiable cash flows.

Royale Energy performs a periodic review for impairment of proved properties on a field-by-field basis. Unamortized capital costs are measured on a field basis and are reduced to fair value if it is determined that the sum of expected future net cash flows are less than the net book value. Royale Energy determines if an impairment has occurred through either adverse changes or as a result of its periodic review for impairment. Impairment is measured on discounted cash flows utilizing a discount rate appropriate for risks associated with the related properties or based on fair market values. Impairment losses of $596,222 and $2,062,028 were recorded in 2002 and 2001, respectively.

Upon the sale of oil and gas reserves in place, costs less accumulated amortization of such property are removed from the accounts and resulting gain or loss on sale is reflected in operations. Impairment of unproved properties are assessed periodically on a property-by-property basis, and any impairment in value is currently charged to expense. In addition, capitalized costs of unproved properties are assessed periodically to determine whether their value has been impaired below the capitalized costs. Loss is recognized to the extent that such impairment is indicated. In making these assessments, factors such as exploratory drilling results, future drilling plans, and lease expiration terms are considered. When an entire interest in an unproved property is sold, gain or loss is recognized, taking into consideration any recorded impairment. Upon abandonment of properties, the reserves are deemed fully depleted and any unamortized costs are recorded in the statement of income under impairment expense.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit, and highly liquid debt instruments with maturities of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Management believes that all accounts receivable as of December 31, 2002 and 2001 are fully collectible. Therefore, no allowance for doubtful accounts is recorded.

Equipment and Fixtures

Equipment and fixtures are stated at cost and depreciated over the estimated useful lives of the assets, which range from three to seven years, using the straight-line method. Repairs and maintenance are charged to expense as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Gains or losses on dispositions of property and equipment, other than oil and gas, are reflected in operations.

Earnings (Loss) Per Share (SFAS 128)

Basic and diluted earnings (loss) per share are calculated as follows:

	For the Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic Earnings Per Share:			
Net loss available to common stock	$ (137,036)	5,027,644	$ (0.03)
Diluted Earnings Per Share:			
Effect of dilutive securities and stock options	-	293,641	-
Net loss available to common stock	$ (137,036)	5,321,285	$ (0.03)

	For the Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic Earnings Per Share:			
Net income available to common stock	$ 3,746,524	5,024,212	$ 0.75
Diluted Earnings Per Share:			
Effect of dilutive securities and stock options	-	279,988	(0.04)
Net income available to common stock	$ 3,746,524	5,304,200	$ 0.71

Income Taxes

The provision for income taxes is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported net amounts.

Fair Values of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair value estimates are made at discrete points in time based on relevant market information and information about the financial instruments. These estimates may be subjective in nature and involve uncertainties and significant judgment and therefore cannot be determined with precision.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments (Continued)

Royale Energy includes fair value in the notes to financial statements when the fair value of its financial instruments is different from the book value. Royale Energy assumes that the book value of financial instruments that are classified as current approximate fair value because of the short maturity of these instruments. For noncurrent financial instruments, Royale Energy uses quoted market prices or, to the extent that there are no available quoted market prices, market prices for similar instruments.

Treasury Stock

The Company records acquisition of its capital stock for treasury at cost. Differences between proceeds for reissuance of treasury stock and average cost are charged to retained earnings or credited thereto to the extent of prior charges and thereafter to capital in excess of par value.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 141 also requires unallocated negative goodwill (in a case where the purchase price is less than fair market value of the acquired assets) to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to 40 years.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement No. 142. Statement No. 141 will require, upon adoption of Statement No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. Upon adoption of Statement No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. In connection with the transitional goodwill impairment evaluation, Statement No. 142 will require the Company to perform an assessment, by reporting unit, of whether there is an indication that goodwill is impaired as of the date of adoption. Management believes the Company has one reporting unit. The Company will then have up to six months from the date of adoption to determine the fair value of its reporting unit and compare it to the reporting unit's carrying amount. To the extent the reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption.

The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations or cash flows.

NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> *(Continued)*

<u>Recently Issued Accounting Pronouncements</u> (Continued)

In June 2001, the FASB also approved for issuance SFAS 143 "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets such as wells and production facilities. SFAS 143 guidance covers (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long- lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS 143 could result in (1) an increase of total liabilities, because more retirement obligations are required to be recognized, (2) an increase in the recognized cost of assets, because the retirement costs are added to the carrying amount of the long-lived asset and (3) an increase in operating expense because of the accretion of the retirement obligation and additional depreciation and depletion. The Company adopted the statement on January 1, 2003. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle in January 2003. The adoption of this standard had no material impact on its financial position, results of operations, or cash flows.

In August 2001, the FASB also approved SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and therefore were adopted by the Company in 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs hcurred in a Restructuring)." SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

Reclassification

Certain amounts in the financial statements have been reclassified to be consistent and comparable from year-to-year.

NOTE 2 - INVESTMENTS

The Company owns 27,500 shares of C&K Capital Corporation Series A preferred stock. This investment does not have a readily determinable market price and is thus carried at cost.

NOTE 3 - OIL AND GAS PROPERTIES, EQUIPMENT AND FIXTURES

Oil and gas properties, equipment and fixtures consist of the following at December 31,:

	2002	2001
Oil and Gas		
Producing properties, including intangible drilling costs	$ 12,072,748	$ 9,189,884
Undeveloped properties	2,457,642	1,939,338
Lease and well equipment	5,481,318	4,563,115
	20,011,708	15,692,337
Accumulated depletion, depreciation and amortization	(5,218,769)	(3,701,773)
	14,792,939	11,990,564
Commercial and Other		
Furniture and equipment	825,133	597,977
Accumulated depreciation	(441,437)	(362,540)
	383,696	235,437
	$ 15,176,635	$ 12,226,001

The following sets forth costs incurred for oil and gas property acquisition and development activities, whether capitalized or expensed:

	2002	2001	2000
Acquisition	$ 824,537	$ 94,174	$ 919,472
Development	$ 2,484,994	$ 2,552,193	$ 1,950,428
Exploration	$ 4,359,792	$ 2,221,207	$ 602,438

NOTE 3 - OIL AND GAS PROPERTIES, EQUIPMENT AND FIXTURES (Continued)

Results of Operations from Oil and Gas Producing and Exploration Activities

The results of operations from oil and gas producing and exploration activities (excluding corporate overhead and interest costs) for the two years ended December 31, are as follows:

	2002	2001
Oil and gas sales	$ 4,930,278	$ 8,452,282
Production related costs	(1,450,893)	(1,266,245)
Geological and geophysical expense	(28,566)	(56,806)
Depreciation, depletion and amortization	(1,694,027)	(1,282,640)
Results of operations from producing and exploration activities	$ 1,756,792	$ 5,846,591

NOTE 4 - TURNKEY DRILLING CONTRACTS

Royale Energy receives funds under turnkey drilling contracts which require Royale Energy to drill oil and gas wells within a reasonable time period from the date of receipt of the funds. As of December 31, 2002 and 2001, Royale Energy had recorded deferred turnkey drilling revenue associated with undrilled wells of $2,566,188 and $2,740,991, respectively, as a current liability.

NOTE 5 - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

Royale Energy adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information in 1998 which changes the way Royale Energy reports information about its operating segments.

Royale Energy identifies reportable segments by product and country, although Royale Energy currently does not have foreign country segments. Royale Energy includes revenues from both external customers and revenues from transactions with other operating segments in its measure of segment profit or loss. Royale Energy also includes interest revenue and expense, DD&A, and other operating expenses in its measure of segment profit or loss.

The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Principles (see Note 1).

NOTE 5 - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS (Continued)

Royale Energy's operations are classified into two principal industry segments. Following is a summary of segmented information for 2002 and 2001:

	Oil and Gas Producing and Exploration	Turnkey Drilling Services	Total
Year Ended December 31, 2002			
Revenues from External Customers	$ 4,930,278	$ 6,890,431	$ 11,820,709
Supervisory Fees	$ 583,637	$ -	$ 583,637
Interest Revenue	$ 35,543	$ -	$ 35,543
Interest Expense	$ 52,703	$ 52,702	$ 105,405
Expenditures for Segment Assets	$ 3,769,970	$ 6,466,791	$ 10,236,761
Depreciation, Depletion, and Amortization	$ 1,615,130	$ 78,897	$ 1,694,027
Lease Impairment	$ 298,111	$ 298,111	$ 596,222
Income Tax (Benefit)	$ (27,745)	$ (27,746)	$ (55,491)
Total Assets	$ 23,300,727	$ -	$ 23,300,727
Net Income (Loss)	$ (158,711)	$ 21,675	$ (137,036)

	Oil and Gas Producing and Exploration	Turnkey Drilling Services	Total
Year Ended December 31, 2001			
Revenues from External Customers	$ 8,452,282	$ 6,703,452	$ 15,155,734
Supervisory Fees	$ 604,736	$ -	$ 604,736
Interest Revenue	$ 97,803	$ -	$ 97,803
Interest Expense	$ 27,228	$ 27,227	$ 54,455
Expenditures for Segment Assets	$ 3,030,565	$ 5,311,526	$ 8,342,091
Depreciation, Depletion, and Amortization	$ 1,223,588	$ 59,052	$ 1,282,640
Lease Impairment	$ 1,031,014	$ 1,031,014	$ 2,062,028
Income Tax	$ 185,268	$ 185,267	$ 370,535
Total Assets	$ 19,578,359	$ -	$ 19,578,359
Net Income	$ 3,657,158	$ 89,366	$ 3,746,524

NOTE 6 - LONG-TERM DEBT

	2002	2001
Revolving line of credit secured by oil and gas properties, with a maximum available of $6,000,000 issued by Bank One Service Corporation for the purposes of refinancing Royale's existing debt and to fund development, exploration and acquisition activities as well as other general Corporate purposes. The agreement was entered into on December 1, 2000. Interest at New York prime plus 100.00 basis points, resulting in a rate of 5.25% at December 31, 2002 and 5.75% at December 31, 2001, payable monthly with borrowing base reductions of $100,000 commencing on February 1, 2001. All unpaid principal and interest is payable at maturity on December 21, 2003.	$ 3,500,000	$ 2,000,000

Under the terms of the agreement, the Company is required to have a positive net worth not less than $6,086,850, debt service coverage not less than 1.25:1, current ratio not less than 1:1, debt and lien restrictions, no changes in senior management without bank consent, and dividend and distribution restrictions. The Company was in compliance with the terms of this agreement at December 31, 2002.

On January 21, 2003 the Company executed a promissory note with Guaranty Bank, FSB for $15,000,000. Proceeds from the note were used to pay in full the outstanding balance on the Bank One Service Corporation note. The note is secured by the Company's oil and gas properties. Interest is at Guaranty Bank's base rate plus 0.75% payable monthly. The note matures on January 21, 2006.

Maturities of long-term debt for years subsequent to December 31, 2002 are as follows:

Year Ended December 31,	
2006	$ 3,500,000

NOTE 7 - INCOME TAXES

The components of the net deferred tax assets were as follows:

	2002	2001
Deferred Tax Assets:		
Statutory depletion carryforwards	$ 342,000	$ 342,000
Total Deferred Tax Assets	342,000	342,000
Valuation Allowance	(342,000)	(342,000)
Net Deferred Tax Assets	$ -	$ -

The Company has approximately $1,500,000 of unused statutory percentage depletion, eligible to be used by the Company in future years to reduce federal taxable income. This depletion has no expiration date. A full valuation allowance has been established for the deferred tax assets generated by this depletion carryforward due to the uncertainty of future utilization.

NOTE 7 - INCOME TAXES (Continued)

A reconciliation of Royale Energy's provision for income taxes and the amount computed by applying the U.S. statutory federal income tax rate of 34% at December 31, 2002 and 2001, respectively, to pretax income is as follows:

	2002	2001
Tax computed at 34%, respectively	$ (65,459)	$ 1,399,800
Increase (decrease) in taxes resulting from:		
Net operating loss carryforwards used	-	(932,118)
State tax	800	244,553
Percentage depletion carryforwards made available (used)	9,168	(341,700)
Provision (benefit)	$ (55,491)	$ 370,535
Effective Tax Rate	0.0%	9.0%

NOTE 8 - REDEEMABLE PREFERRED STOCK

In 1993, Royale Energy's Board of Directors authorized the issuance of 259,250 shares of Series A Convertible Preferred Stock which were sold through a private placement offering. The Series A Convertible Preferred Stock was offered in units. Each unit consisted of 25,000 shares of Series A Convertible Preferred Stock and a 0.1% interest in the distributions of the Royale Energy Income Trust, to be formed. Royale Energy had the right to sell fractional units. The Series A Convertible Preferred Stock has a stated value of $4 per share and provides shareholders with a one time 10% dividend payable thirty days after the expiration of one year from the date of purchase. The dividend has been paid on all outstanding shares at December 31, 1994. There were no dividends declared and/or paid during 2002 or 2001.

The Series A Convertible Preferred Stock is convertible any time at the basic conversion rate of one share of common stock for two shares of Series A Convertible Preferred Stock, subject to adjustment. Royale Energy has the option to call, at any time, the Series A Convertible Preferred Stock at either the issue price of $4 per share plus 10%, if called within one year after issuance, or $4 per share thereafter. (Subject to the holders' conversion rights outlined above).

Upon the sale of 50% of the units of beneficial interest in Royale Energy Income Trust, a holder of Series A Convertible Preferred Stock may require Royale Energy to redeem their Series A Convertible Preferred Stock at the issue price of $4 per share plus accrued dividends, if any.

The Series A Convertible Preferred Stock has a liquidation preference to the common stock equal to $4 per share plus accrued dividends. Holders of Series A Convertible Preferred Stock shall have voting rights equal to the number of shares of common stock into which the Series A Convertible Preferred Stock may be converted.

On October 28, 1993, Royale Energy's Series A Convertible Preferred Stock shareholders were made a one time offer to convert their Series A Convertible Preferred Stock to common stock. This conversion would be at one share of common stock for each share of Series A Convertible Preferred Stock, rather than at the original conversion price of $4 per share. This conversion would not affect the shareholders' rights and incentives in the Royale Energy Income Trust. As of December 31, 2002 and 2001, 232,003 shares of Series A Convertible Preferred Stock had been converted to 202,219 shares of common stock.

NOTE 9 - SERIES AA PREFERRED STOCK

In April 1992, Royale Energy's Board of Directors authorized the sale of Series AA Convertible Preferred Stock. Holders of Series AA Convertible Preferred Stock have dividend, conversion and preference rights identical to Series A Convertible Preferred Stockholders. The Series AA Convertible Preferred Stock does not have the right of redemption at the shareholders' option. As of December 31, 2002 and 2001, there were 48,581 and 43,125 shares issued and outstanding. The dividend has been paid on all shares outstanding at December 31, 2002 and 2001.

NOTE 10 - COMMON STOCK

Royale Energy's Board of Directors, at its December 1997 meeting, authorized the repurchase and cancellation of up to 15% of the outstanding common stock of Royale Energy. In addition, on March 26, 2001 the Board of Directors authorized a 15% stock dividend to shareholders of record on May 25, 2001. The number of common shares increased by 555,838 shares. The effect of the stock dividend decreased retained earnings by $3,925,606. The Board also authorized a 15% stock dividend to shareholders of record on May 31, 2002. The number of common shares increased by 652,959 shares. The effect of the stock dividend decreased retained earnings by $4,472,769.

The financial statements have been retroactively restated to reflect these dividends.

NOTE 11 - STOCK WARRANTS

Changes in Royale Energy's common stock warrants were as follows at December 31:

	2002	2001
Outstanding Warrants at Beginning of Period	265,138	230,555
15% Stock Dividend	39,771	34,583
Warrants Expired or Ineligible	(73,471)	-
Outstanding Warrants at End of Period	231,438	265,138

Royale Energy's affiliate, RPC, acquired 111,111 shares of Royale Energy's common stock during the year ended December 31, 1993, at a purchase price of $333,333. This transaction was pursuant to the exercise of a stock purchase warrant granted to RPC by Royale Energy's Board of Directors on December 18, 1992, to purchase a maximum of 166,666 shares at the minimum bid price on December 18, 1992 of $3.00 per share. The remaining warrants of 55,555 increased to 73,471 warrants due to the declarations of the two stock dividends. The expiration date of these warrants was extended, by action of the Board of Directors, to December 31, 2004.

At the November 3, 1993 Board of Directors meeting, the Board of Directors granted RPC additional warrants to purchase 175,000 shares of Royale Energy's common stock at prices ranging from $1.50 to $3.00 per share. The 175,000 warrants increase to 231,438 warrants due to the declaration of the two stock dividends. The remaining warrants expire on November 3, 2003.

Due to the declarations of the two 15% stock dividends the number of warrants increased by 74,354, with a corresponding decrease in prices ranging from $2.21 to $1.15 per share.

NOTE 12 - OPERATING LEASES

Royale Energy occupies office space under a sixty-month noncancellable lease, which expires in July 2005. The lease calls for monthly payments ranging from $16,675 to $17,762. Future minimum lease obligations as of December 31, 2002 are as follows:

Year Ended December 31,	
2003	$ 206,263
2004	210,612
2005	124,338
	$ 541,213

Rental expense for the years ended December 31, 2002 and 2001, was $206,601 and $186,474, respectively.

NOTE 13 - RELATED PARTY TRANSACTIONS

Significant Ownership Interests

On December 31, 2002, 31.6% of Royale Energy's common stock was owned by Royale Petroleum Corporation (RPC). RPC is owned equally by Donald H. Hosmer and Stephen M. Hosmer.

Harry E. Hosmer, Royale Energy's former president and former chief executive officer, owns 10.6% of Royale Energy common stock. Donald H. and Stephen M. Hosmer are sons of Harry E. Hosmer. Donald H. Hosmer and Stephen M. Hosmer are also officers and directors of Royale Energy.

Stock Compensation Plan

At the March 10, 1995 Board of Directors meeting, directors and executive officers of Royale Energy were granted 154,000 options to purchase common stock at an exercise or base price of $1.90 per share. These options were granted for a period of ten years, and may be exercised after the second anniversary of the grant. Royale Energy applies APB Opinion 25 and related interpretations in accounting for its plans. Royale Energy did not grant stock options during 2002 or 2001.

On March 26, 2001, the number of remaining options of 99,000 increased to 113,850 outstanding and the price decreased from $1.90 per share to $1.65 per share due to the declaration of the 15% stock dividend.

On March 18, 2002, the number of remaining options of 113,850 increased to 130,928 outstanding and the price decreased from $1.65 per share to $1.44 per share due to the declaration of the 15% stock dividend.

NOTE 13 - RELATED PARTY TRANSACTIONS (Continued)

Stock Compensation Plan (Continued)

A summary of the status of Royale Energy's stock option plan as of December 31, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options				
Outstanding at Beginning of Year	148,350	$ 1.44	129,000	$ 1.87
15% of Stock Dividends	18,802		19,350	
Expired or Ineligible	(62,675)		-	
Outstanding at End of Year	104,477		148,350	
Options Exercisable at Year End	104,477		148,350	
Weighted-average Fair Value of Options Granted During the Year	-		-	

The following table summarizes information about fixed stock options outstanding at December 31, 2002 and 2001:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (Years)
$ 2.27	-	-	$ 2.60	34,500	1
$ 1.44	104,477	2.2	$ 1.65	113,850	3.2
$1.44 to $2.27	104,477	2.2	$1.65 to $2.60	148,350	2.7

The Board of Directors adopted a policy in 1989 that permits directors and officers of the Company to purchase from the Company, at the Company's actual costs, up to one percent of a fractional interest in any well to be drilled by the Company. Current and former officers and directors were billed $238,502 and $97,261 for their interests for the years ended December 31, 2002 and 2001, respectively. Under the Sarbanes-Oxley Act of 2002, these amounts can no longer be billed to officers and directors. Instead, these amounts are either collected in advance or paid to officers as compensation. Receivables grand fathered (outstanding prior to July 30, 2002) were $243,608 at December 31, 2002.

NOTE 14 – SIMPLE IRA PLAN

In April 1998, the Company established a Simple IRA pension plan covering all employees. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the

NOTE 14 – SIMPLE IRA PLAN (Continued)

employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The employer contribution for the years ending December 31, 2002 and 2001 were $33,940 and $34,606, respectively.

NOTE 15 - ENVIRONMENTAL MATTERS

Royale Energy has established procedures for the continuing evaluation of its operations to identify potential environmental exposures and assure compliance with regulatory policies and procedures. Management monitors these laws and regulations and periodically assesses the propriety of its operational and accounting policies related to environmental issues. The nature of Royale Energy's business requires routine day-to-day compliance with environmental laws and regulations. Royale Energy incurred no material environmental investigation, compliance and remediation costs in 2002 or 2001.

Royale Energy is unable to predict whether its future operations will be materially affected by these laws and regulations. It is believed that legislation and regulations relating to environmental protection will not materially affect the results of operations of Royale Energy.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

On December 10, 1999, a suit was filed against Royale Energy and certain of its officers and former officers in U.S. District Court for the Northern District of California entitled Buck, et al., v. Royale Energy, et al., No. C 99 5236. In July 2000, the court granted Royale Energy's motion to transfer the case to the US District Court for the Southern District of California. In May 2002, the Court dismissed the case in its entirety. Some, but not all, of the former plaintiffs chose to appeal the dismissal. The appeal is pending in the Ninth Circuit Court of Appeal. Royale Energy expects that some or all, of the former plaintiffs will drop their appeal. If former plaintiffs elect to pursue this appeal, Royale Energy will vigorously oppose the appeal.

On October 12, 2001, Blue Star Resources, Inc. and others filed suit against Royale Energy. The dispute is over whether plaintiffs failed to consent to drilling operations that resulted in commercially productive wells drilled by Royale Energy and thereby lost their rights to working interests in the wells. On April 9, 2001, Royale's motion to dismiss the breach of fiduciary duty and slander of title claims for relief was granted by the Honorable Edward J. Garcia. On May 7, 2002, Judge Garcia granted Royale's motion for partial summary judgment regarding one particular well, which was a substantial portion of Blue Star's claims. On August 26, 2002, Judge Garcia granted Royale's motion for partial summary judgment as to other claims. Other portions of the case have been voluntarily dropped. The plaintiffs' expert recently decreased the amount of damages claimed in the remaining portion of the case. The remaining claims are expected to go to trial in late summer or early fall, 2003. The Company will continue to vigorously defend the case.

NOTE 17 - SUBSEQUENT EVENTS

In February 2003, the Company sold their interest in the Hastings Ranch wells, which are part of the Lindsey Slough fields. The wells were sold for approximately $250,000. The net book value of these wells was written down to net realizable value in 2002.

In 2003, Royale refinanced its revolving line with Bank One, with a similar instrument from Guaranty Bank. The new line has a maximum available amount of $15,000,000.

ROYALE ENERGY, INC.

SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following estimates of proved oil and gas reserves, both developed and undeveloped, represent interests owned by Royale Energy located solely in the United States. Proved reserves represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate to be reasonably certain to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells, with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which relatively major expenditures are required for completion.

Disclosures of oil and gas reserves which follow are based on estimates prepared by independent engineering consultants for the years ended December 31, 2002 and 2001. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. These estimates do not include probable or possible reserves.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the Securities and Exchange Commission (SEC). Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign government actions, and the fact that the bases for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to Royale Energy. Management's investment and operating decisions are based upon reserve estimates that include proved reserves prescribed by the SEC as well as probable reserves, and upon different price and cost assumptions from those used here.

It should be recognized that applying current costs and prices and a 10 percent standard discount rate does not convey absolute value. The discounted amounts arrived at are only one measure of the value of proved reserves.

Changes in Estimated Reserve Quantities

The net interest in estimated quantities of proved developed reserves of crude oil and natural gas at December 31, 2002 and 2001 and changes in such quantities during each of the years then ended, were as follows:

	2002		2001	
	Oil (BBL)	Gas (MCF)	Oil (BBL)	Gas (MCF)
Proved developed and undeveloped reserves:				
Beginning of period	8,000	13,161,000	3,000	16,651,010
Revisions of previous estimates	(4,790)	(2,398,215)	(2,000)	(6,457,330)
Production	(7,617)	(1,585,578)	-	(1,366,109)
Extensions, discoveries and improved recovery	-	-	7,000	4,333,429
Purchase of minerals in place	129,407	3,607,793	-	-
Proved reserves end of period	125,000	12,785,000	8,000	13,161,000
Proved developed reserves:				
Beginning of period	8,000	11,245,000	3,000	12,672,000
End of period	50,000	9,719,000	8,000	11,245,000

These estimates were determined using gas prices at December 31, 2002 ranging from \$3.26 per MCF to \$4.85 per MCF as applied on a field-by-field basis.

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The standardized measure of discounted future net cash flows is presented below for the two years ended December 31, 2002.

The future net cash inflows are developed as follows:

(1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.
(2) The estimated future production of proved reserves is priced on the basis of year-end prices.

(3) The resulting future gross revenue streams are reduced by estimated future costs to develop and to produce proved reserves, based on year end estimates. Estimated future development cost by year are as follows:

2003	$3,426,000
2004	2,165,000
2005	12,000
Thereafter	156,000
Total	$5,759,000

(4) The resulting future net revenue streams are reduced to present value amounts by applying a ten percent discount.

Disclosure of principal components of the standardized measure of discounted future net cash flows provides information concerning the factors involved in making the calculation. In addition, the disclosure of both undiscounted and discounted net cash flows provides a measure of comparing proved oil and gas reserves both with and without an estimate of production timing. The standardized measure of discounted future net cash flow relating to proved reserves reflects estimated income taxes.

	2002	2001
Future cash inflows	$ 58,935,000	$ 34,888,000
Future production costs	(15,772,000)	(11,830,000)
Future development costs	(5,759,000)	(1,943,000)
Future income tax expenses	(11,221,200)	(6,334,800)
Future net cash flows	26,182,800	14,780,200
10% annual discount for estimated timing of cash flows	(8,967,906)	(5,766,930)
Standardized measure of discounted future net cash flows	$ 17,214,894	$ 9,013,270

Changes in standardized measure of discounted future net cash flow from proved reserve quantities

This statement discloses the sources of changes in the standardized measure from year to year. The amount reported as "Net changes in prices and production costs" represents the present value of changes in prices and production costs multiplied by estimates of proved reserves as of the beginning of the year. The "accretion of discount" was computed by multiplying the ten percent discount factor by the standardized measure on a pretax basis as of the beginning of the year. The "Sales of oil and gas produced, net of production costs" are expressed in actual dollar amounts. "Revisions of previous quantity estimates" is expressed at year-end prices. The "Net change in income taxes" is computed as the change in present value of future income taxes.

Changes in standardized measure of discounted future net cash flow from proved reserve quantities (Continued)

	2002	2001
Standardized measure - beginning of year	$ 9,013,270	$ 83,054,587
Sales of oil and gas produced, net of production costs	(3,354,837)	(1,819,352)
Revisions of previous quantity estimates	(8,166,182)	(9,178,726)
Net changes in prices and production costs	13,271,000	(106,445,929)
Sales of minerals in place	(19,000)	-
Extensions, discoveries and improved recovery	6,847,748	5,973,576
Accretion of discount	3,118,824	5,216,894
Net change in income tax	(3,495,929)	32,212,220
Net increase (decrease)	8,201,624	(74,041,317)
Standardized measure - end of year	$ 17,214,894	$ 9,013,270

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002 Commission File No. 0-22750

ROYALE ENERGY, INC.
(Name of Small Business Issuer in its charter)

California
(State or other jurisdiction of incorporation or organization)

33-0224120
(I.R.S. Employer Identification No.)

7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108
(Address of principal executive offices)
Issuer's telephone number: **619-881-2800**

Securities registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of Class)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_; No _____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best or registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State issuer's revenues for its most recent fiscal year: $12,439,888.

At December 31, 2002, there were 3,154,257 outstanding shares of registrant's Common Stock held by non-affiliates, with an aggregate market value of approximately $16,591,392, based on the closing Nasdaq price on that date.

At December 31, 2002, a total of 5,030,101 shares of registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: None

Exhibit Index appears on page 23..

TABLE OF CONTENTS

ROYALE ENERGY, INC.

PART I

Item 1. Description of Business

Royale Energy, Inc. ("Royale Energy"), is an independent oil and natural gas producer. Royale Energy's principal lines of business are the production and sale of natural gas, acquisition of oil and gas lease interests and proved reserves, drilling of both exploratory and development wells, and sales of fractional working interests in wells to be drilled by Royale Energy. Royale Energy was incorporated in California in 1986 and began operations in 1988. Royale Energy's Common Stock is traded on the Nasdaq National Market System (symbol ROYL). On March 1, 2003, Royale Energy had 20 full time employees.

Royale Energy owns wells and leases located mainly in the Sacramento Basin and San Joaquin Basin in California. Royale Energy usually sells a portion of the working interest in each lease that it acquires to third party investors and retains a portion of the prospect for its own account. Selling part of the working interest to others allows Royale Energy to reduce its drilling risk by owning a diversified inventory of properties with less of its own funds invested in each drilling prospect, than if Royale Energy owned the whole working interest and paid all drilling and development costs of each prospect itself. Royale Energy generally sells working interests in its prospects to accredited investors in exempt securities offerings. The prospects are bundled into multi-well investments, which permits the third party investors to diversify their investments by investing in several wells at once instead of investing in single well prospects.

During its fiscal year ended December 31, 2002, Royale Energy continued to explore and develop natural gas properties in northern California. Royale Energy drilled sixteen wells in 2002, thirteen of which are currently commercially productive wells. One well is waiting on completion. In 2002, five previously drilled wells were not producing because they were awaiting further equipment or production arrangements to begin or recommence operations, such as production equipment or pipeline easements. Royale Energy's estimated total reserves increased from approximately 13.2 Bcfe (billion cubic feet equivalent) at December 31, 2001 to approximately 14.0 Bcfe at December 31, 2002. According to the reserve report furnished to Royale Energy by WZI, Inc., Royale Energy's independent petroleum engineers, the net present value of its proved developed and undeveloped reserves was more than $24.6 million at December 31, 2002, based on natural gas prices ranging from $3.26 per Mcf to $4.85 per Mcf. Of course, net present value does not represent the fair market value of our reserves on that date, and we cannot be sure what return we will eventually receive on our reserves. The engineer determined our standard measure of discounted future net cash flows at December 31, 2002, to be $17,214,894.

Royale Energy reported gross revenues in connection with the drilling of wells on a "turnkey contract" basis, or sales of fractional interests in undeveloped wells, in the amount of $6,890,431 for the year ended December 31, 2002, which represents 55.4% of its total revenues for the year.

Royale Energy had no subsidiaries at December 31, 2002.

Competition, Markets and Regulation

Competition

The exploration and production of oil and natural gas is an intensely competitive industry. The sale of interests in oil and gas projects, like those Royale Energy sells, is also very competitive. Royale Energy encounters competition from other oil and natural gas producers, as well as from other entities which invest in oil and gas for their own account or for others, and many of these companies are substantially larger than Royale Energy.

Markets

Market factors affect the quantities of oil and natural gas production and the price Royale Energy can obtain for the production from its oil and natural gas properties. Such factors include: the extent of domestic production; the level of imports of foreign oil and natural gas; the general level of market demand on a regional, national and worldwide basis; domestic and foreign economic conditions that determine levels of industrial production; political events in foreign oil-producing regions; and variations in governmental regulations including environmental, energy conservation, and tax laws or the imposition of new regulatory requirements upon the oil and natural gas industry.

Regulation

Federal and state laws and regulations affect, to some degree, the production, transportation, and sale of oil and natural gas from Royale Energy's operations. Many states in which Royale Energy operates have statutory provisions regulating the production and sale of oil and natural gas, including provisions regarding deliverability. These statutes, along with the regulations interpreting the statutes, generally are intended to prevent waste of oil and natural gas, and to protect correlative rights to produce oil and natural gas produced by assigning allowable rates of production to each well or proration unit.

The exploration, development, production and processing of oil and natural gas are subject to various federal and state laws and regulations to protect the environment. Various federal and state agencies are considering, and some have adopted, other laws and regulations regarding environmental controls that could increase the cost of doing business. These laws and regulations may require: the acquisition of a permit by operators before drilling commences; the prohibition of drilling activities on certain lands lying within wilderness areas or where pollution arises; and the imposition of substantial liabilities for pollution resulting from drilling operations, particularly operations in offshore waters or on submerged lands. The cost of oil and natural gas development and production also may increase because of the cost of compliance with such legislation and regulations, together with any penalties resulting from failing to comply with the legislation and regulations. Ultimately, Royale Energy may bear some of these costs.

Presently, Royale Energy does not anticipate that compliance with federal, state and local environmental regulations will have a material adverse effect on capital expenditures, earnings, or its competitive position in the oil and natural gas industry; however, changes in the laws, rules or regulations, or the interpretation thereof, could have a materially adverse effect on Royale Energy's financial condition or results of operation.

Royale Energy files quarterly, yearly and other reports with the Securities Exchange Commission. You may obtain a copy of any materials filed by Royale Energy with the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling 1-800-SEC-0300. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 2. Description of Property

Since 1993, Royale Energy has concentrated on development of properties in the Sacramento Basin and the San Joaquin Basin of Northern California. In 2002, Royale Energy drilled nine wells in northern and central California, all of which were commercially productive wells. Royale Energy also participated in drilling seven wells in Texas. One well was waiting on completion.

Following industry standards, Royale Energy generally acquires oil and natural gas acreage without warranty of title except as to claims made by, through, or under the transferor. In these cases, Royale Energy attempts to conduct due diligence as to title before the acquisition, but it cannot assure that there will be no losses resulting from title defects or from defects in the assignment of leasehold rights. Title to property most often carries encumbrances, such as royalties, overriding royalties, carried and other similar interests, and contractual obligations, all of which are customary within the oil and natural gas industry.

In December of 2000, Royale Energy entered into an agreement with BankOne, Texas, NA ("Bank One"), in which BankOne assumed the revolving line of credit that was originally extended to Royale Energy by Hibernia National Bank. Under the terms of the agreement, from time to time, Royale Energy may borrow, repay, and reborrow money from Bank One with a total credit line of $15,000,000. The maximum allowable amount of each credit request is governed by a formula in the agreement. The initial maximum allowable amount was $6,000,000. At December 31, 2002, Royale Energy owed $3,500,000 under this credit line. In January 2003, Royale Energy replaced its Bank One credit line with a credit agreement from Guaranty Bank, FSB, which assumed the revolving line of credit from BankOne, on substantially similar terms.

Following is a discussion of Royale Energy's significant oil and natural gas properties. Reserves at December 31, 2002, for each property discussed below, have been determined by WZI, Inc., registered professional petroleum engineers, in accordance with its report submitted to Royale Energy on March 6, 2003 (the most recent report available).

In the year ended 2001, Royale Energy reported $6,703,452 gross revenues from turnkey drilling operations for the year, representing 42.3% of Royale Energy's total revenues for that year. These amounts are offset by drilling expenses and development costs of $4,156,239 in 2002, and $3,065,747 in 2001. In addition to Royale Energy's own engineering staff, Royale Energy hires independent contractors to drill, test, complete and equip the wells that it drills.

Approximately 39.6% of Royale Energy's total revenue for the year ended December 31, 2002 came from oil and natural gas sales from production of its wells ($4,930,278). In 2001, this amount was $8,452,282, which represented 53.3% of Royale Energy's total revenues.

Plan of Business

Royale Energy acquires interests in oil and natural gas reserves and sponsors private joint ventures. Royale Energy believes that its shareholders are better served by diversification of its investments among individual drilling prospects. Through its sale of joint ventures, Royale Energy can acquire interests and develop oil and natural gas properties with greater diversification of risk and still receive an interest in the revenues and reserves produced from these properties. By selling some of its working interest in most projects, Royale Energy decreases the amount of its investment in the projects and diversifies its oil and gas property holdings, to reduce the risk of concentrating a large amount of its capital in a few projects that may not be successful.

After acquiring the leases or lease participation, Royale Energy drills or participates in the drilling of development and exploratory oil and natural gas wells on its property. Royale Energy pays its proportionate share of the actual cost of drilling, testing, and completing the project to the extent that it retains all or any portion of the working interest.

Royale Energy also may sell fractional interests in undeveloped wells to finance part of the drilling cost. A drilling contract that calls for a company to drill a well, for a fixed price, to a specified depth is called a "turnkey contract." When Royale Energy sells fractional interests to raise capital to drill oil and natural gas wells, generally it agrees to drill these wells on a turnkey contract basis, so that the holders of the fractional interests prepay a fixed amount for the drilling and completion of a specified number of wells. Under a turnkey contract, Royale Energy recognizes gross revenue for the amount paid by the purchaser and agrees to pay the expense of drilling and development of the well for the participants. Sometimes the actual drilling and development costs are less than the fixed amount that Royale Energy received from the fractional interest sale.

When Royale Energy authorizes a turnkey drilling project for sale, a calculation is made to estimate the pre-drilling costs and the drilling costs. A percentage for each is calculated. The turnkey drilling project is then sold to investors who execute a contract with Royale Energy. In this agreement, the investor agrees to share in the pre-drilling costs, which include lease costs, geological and geophysical costs, and other costs as required so that the drilling of the project can proceed. As stated in the contract, the percentage of the pre-drilling costs that the investor contributes is non-refundable, and thus on its financial statements, Royale Energy recognizes these non-refundable payments as revenue since the pre-drilling costs have commenced. The remaining investment is held and reported by Royale Energy as deferred revenue until the well is spudded (begun). Drilling is generally completed within 7 – 14 days. The deferred revenue is referred to as "remaining funds" in Royale Energy's disclosure. See Note 1 to Royale Energy's Financial Statements on page F-7. Royale Energy maintains internal records of the expenditure of each investor's funds for drilling projects.

Royale Energy generally operates the wells it completes. As operator, it receives fees set by industry standards from the owners of fractional interests in the wells and from expense reimbursements. For the year ended December 31, 2002, Royale Energy earned gross revenues from operation of the wells in the amount of $619,179, representing 5.0% of its total revenues on a consolidated basis for that year. In 2001, the amount was $702,539, which represented 4.4% of the consolidated total revenues. As of December 31, 2002, Royale Energy holds working interests in 78 gas wells in California, with locations ranging from Tehama County in the north to Kern County in the south.

Royale Energy's business does not depend on a single customer or a few customers and Royale Energy's management does not believe this will change in the foreseeable future. Oil and natural gas purchasers are readily available in today's markets, and Royale Energy does not believe that the loss of any customer would materially affect its business or its ability to find ready purchasers for its oil and gas production at current market prices.

Natural gas demand and the prices paid for gas are seasonal. In recent years, natural gas demand and prices in Northern California have decreased during the fall and winter and risen in the spring and summer, reflecting increased electricity consumption. In the winter and spring of 2001, a gas shortage in Northern California caused dramatic rises in the price Royale Energy received for its gas production. The high prices in the first half of 2001 materially increased Royale Energy's revenues from gas production and sales in that period. Gas prices fell again in the summer of 2001. In the second half of 2001 and for most of 2002, gas prices receded to near historic levels. Gas prices rose again in late 2002, resulting in increased production income to Royale Energy in the fourth quarter of 2002. Royale Energy does not expect natural gas prices to return to their winter 2001 levels in the foreseeable future.

Affiliated Entities

On December 31, 2002, Royale Petroleum Corporation ("RPC") owned 31.6% of Royale Energy's Common Stock (including rights to purchase shares pursuant to warrants). RPC is owned equally by Donald H. Hosmer and Stephen M. Hosmer, who are brothers. Donald H. Hosmer is president and director of Royale Energy, and Stephen Hosmer is executive vice president, chief financial officer and director of Royale Energy. Donald H. and Stephen M. Hosmer are sons of Harry E. Hosmer, chairman of Royale Energy's board of directors. See, Security Ownership of Certain Beneficial Owners and Management on page 20. RPC is a predecessor and affiliate of Royale Energy. RPC is a Delaware corporation formed in 1985.

Oil and gas reserve estimates and the discounted present value estimates associated with the reserve estimates are based on numerous engineering, geological and operational assumptions that generally are derived from limited data.

Common assumptions include such matters as the real extant and average thickness of a particular reservoir, the average porosity and permeability of the reservoir, the anticipated future production from existing and future wells, future development and production costs and the ultimate hydrocarbon recovery percentage. As a result, oil and gas reserve estimates and discounted present value estimates are frequently revised in subsequent periods to reflect production data obtained after the date of the original estimate. If the reserve estimates are inaccurate, production rates may decline more rapidly than anticipated, and future production revenues may be less than estimated.

Additional data relating to Royale Energy's oil and natural gas properties is disclosed in Supplemental Information About Oil and Gas Producing Activities (Unaudited), attached to Royale Energy's Financial Statements, beginning on page F-1. The oil and natural gas reserve information disclosed in the supplement to the financial statements are based upon the reserve reports for the years ended December 31, 2002 and 2001, prepared by Royale Energy's independent reserve engineering consultants.

Item 3. Legal Proceedings

Buck, et al., v. Royale Energy, et al., No. C 00-CV-1499-K (NLS), U.S. District Court, Southern District of California. On December 10, 1999, a suit was filed against Royale Energy and certain of its officers and former officers in U.S. District Court for the Northern District of California. In July 2000, the court granted Royale Energy's motion to transfer the case to the US District Court for the Southern District of California. In May 2002, the Court dismissed the case in its entirety. Some, but not all, of the former plaintiffs chose to appeal the dismissal. The appeal is pending in the Ninth Circuit Court of Appeal. A number of the original plaintiffs have dismissed their appeal, and Royale Energy expects that additional plaintiffs will also dismiss their appeal. If one or more former plaintiffs elect to pursue this appeal, Royale Energy will vigorously oppose the appeal.

Blue Star Resources, et al., v. Royale Energy, Inc., No. 49460, Superior Court of Tehama County, California. On October 12, 2001, Blue Star Resources, Inc. and other related entities filed suit against Royale Energy over whether plaintiffs failed to consent to drilling operations that resulted in commercially productive wells drilled by Royale Energy and thereby lost their rights to working interests in the wells. On April 9, 2001, Royale's motion to dismiss the breach of fiduciary duty and slander of title claims for relief was granted by the Honorable Edward J. Garcia. On May 7, 2002, Judge Garcia granted Royale's motion for partial summary judgment regarding one particular well, which was a substantial portion of Blue Star's claims. On August 26, 2002, Judge Garcia granted Royale's motion for partial summary judgment as to other claims. In April 2003, the parties agreed to a confidential settlement in which plaintiffs' remaining claims would be dismissed.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. Market Price of Royale Energy's Common Stock and Related Stockholder Matters

Since 1997 Royale Energy's Common Stock has been traded on the Nasdaq National Market System under the symbol "ROYL." As of December 31, 2002, 5,030,101 shares of Royale Energy's Common Stock were held by approximately 2,800 shareholders. The following table reflects high and low quarterly sales prices from January 2001 through December 2002.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	High	Low	High	Low	High	Low	High	Low
2001	7.88	5.50	21.00	6.56	17.19	6.70	9.50	4.02
2002	12.36	4.90	12.75	4.02	6.25	3.55	6.50	3.50

Dividends

On March 18, 2002, Royale Energy's board of directors declared a 15% stock dividend to its security holders of record as of May 31, 2002. The dividend increased the number of shares of common stock outstanding and those issuable on exercise of all outstanding warrants and options and on conversion of all outstanding shares. The dividend increased the number of outstanding common shares by 652,959 shares to 5,029,473 shares (not including shares that may be issued on the exercise of options and warrants and on the conversion of preferred stock).

Recent Sales of Equity Securities

In March 2002, Royale Energy granted 6,900 shares (as adjusted for the stock dividend issued in May 2002) of restricted stock to its employees as compensation for services. The stock was issued in reliance on the exemption contained in Section 4(2) of the Securities Act of 1933.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with Royale Energy's Financial Statements and Notes thereto and other financial information relating to Royale Energy included elsewhere in this document.

For the past nine years, Royale Energy has primarily acquired and developed producing and non-producing natural gas properties in Northern California. The most significant factors affecting the results of operations are (i) changes in the sales price of natural gas, (ii) recording of turnkey drilling revenues and the associated drilling expense, and (iii) the change in natural gas reserves owned by Royale Energy.

Critical Accounting Policies

Royale Energy's financial statements include its *pro rata* ownership of wells. Royale Energy usually sells a portion of the working interest in each lease that it acquires to third party investors and retains a portion of the prospect for its own account. Royale Energy generally retains about a 50% working interest. All results, successful or not, are included at its *pro rata* ownership amounts: revenue, expenses, assets, and liabilities.

Royale Energy has developed two profit-oriented segments of business: marketing direct working interests (DWI), and producing oil and gas.

Revenue Recognition

Royale Energy derives DWI revenue from sales of working interests to high net worth individuals. The DWI revenue is divided into payments for pre-drilling costs and for drilling costs. DWI investments are non-refundable. Royale Energy recognizes the pre-drilling revenue portion when the investor deposits money with Royale Energy. The company holds the remaining investment in trust as deferred revenue until the well is spudded (begun). Occasionally, spudding is delayed due to the permitting process, or drilling rig availability. At December 31, 2002 and 2001, Royale Energy had deferred drilling revenue of $2,566,188 and $2,740,991, respectively. Gross profit from this line of business declined from 54% in the fiscal year ended December 31, 2001, to 37% in the nine months ended September 30, 2002.

The second business segment is oil and gas production. Over 80% of Royale Energy's successful wells produce gas in Northern California. Natural gas flows from the wells into gathering line systems, which are equipped occasionally with compressor systems, which in turn flow into metered customer pipelines. Monthly, price data and daily production are used to compute the compensation due to Royale Energy and other working interest owners. Royale Energy operates virtually all of its own wells and receives industry standard operator fees.

Royale Energy follows the successful efforts method of accounting for oil and gas properties. Costs are accumulated on a field by field basis. These costs include pre-drilling activities such as delay and leasing rents paid, drilling costs, and post-drilling tangible costs. Costs of unproved properties are excluded from amortization until the properties are evaluated. Royale Energy regularly evaluates its unproved properties on a field by field basis for possible impairment. Due to the unpredictable nature of exploration drilling activities, the amount and timing of impairment expenses are difficult to predict with any certainty.

The successful efforts method of accounting uses proved reserves in the calculation of depletion, depreciation and amortization. Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions. Proved reserves cannot be measured exactly, and the estimation of reserves involves judgment determinations. Reserve estimates must be reviewed and adjusted periodically to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. The estimates are based on current technology and economic conditions, and Royale Energy considers such estimates to be reasonable and consistent with current knowledge of the characteristics and extent of production. The estimates include only those amounts considered to be proved reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place or for which transportation and/or marketing contracts are not in place. Changes in previous estimates of proved reserves result from new information obtained from production history and changes in economic factors.

Impairment Of Assets

Producing property costs are evaluated for impairment and reduced to fair value if the sum of expected undiscounted future cash flows is less than net book value pursuant to Statement of Financial Accounting Standard No. 121 (SFAS 121, as amended by SFAS 144) "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of." Impairment of non-producing leasehold costs and undeveloped mineral and royalty interests are assessed periodically on a property-by-property basis, and any impairment in value is currently charged to expense.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil, plant products and gas reserve volumes and the future development costs. Actual results could differ from those estimates.

Deferred income taxes reflect the net tax effects, calculated at currently enacted rates, of (a) future deductible/taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements or income tax returns, and (b) operating loss and tax credit carry forwards. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Results of Operations for the Twelve Months Ended December 31, 2002, as Compared to the Twelve Months Ended December 31, 2001

For the year ended December 31, 2002, we had a net loss of $137,036, a $3,883,560 decrease compared to the net profit of $3,746,524 achieved during the year in 2001. Total revenues for the year in 2002 were $12,439,888, a decrease of $3,418,385 or 21.6% from the total revenues of

$15,858,273 in 2001. We attribute this reduction in revenues to a decrease in oil and gas sales resulting from lower natural gas prices received during the year in 2002 when compared to 2001. For the year in 2002, revenues from oil and gas production decreased by 41.7% from $8,452,282 to $4,930,278, as natural gas prices in California decreased, compared to the high prices received in early 2001. The net sales volume for the year ended December 31, 2002, was 1,602,780 Mcf with an average price of $2.95 per Mcf, versus 1,371,286 Mcf with an average price of $6.12 per Mcf for 2001, which represents an increase in net sales volume of 231,494 Mcf or 16.9%. The net sales volume for oil and condensate (natural gas liquids) production was 8,085 barrels with an average price of $22.84 per barrel for the period ended December 31, 2002, compared to 1,893 barrels at an average price of $26.55 per barrel for the same period in 2001, which represents an increase in net sales volume of 6,192 barrels or 327.1%.

Oil and gas lease operating expenses increased by 14.6% or $184,648, to $1,450,893 for the year ended December 31, 2002, from $1,266,245 for the same period in 2001, primarily because we plugged and abandoned five non-producing wells during the year in 2002. In addition, the number of wells we operated increased during 2002 when compared to 2001, due to the successful wells being drilled and placed into production during 2001 and 2002. When measuring lease operating costs on a production or lifting cost basis, in 2002, the $1,450,893 equates to a $0.86 per mcfe lifting cost versus a $0.91 per mcfe lifting cost in 2001, a 5.5% decrease. For 2002, our gross margin, or profit, on oil and gas production (excluding drilling and development costs) was 70.6%, compared to 85% in 2001.

For the year ended December 31, 2002, turnkey drilling revenues increased $186,979, to $6,890,431 in 2002 from $6,703,452 in 2001, or 2.8% for the year. We also had a $1,090,492 or 35.6% increase in turnkey drilling and development costs from $3,065,747 in 2001 to $4,156,239 in 2002. This increase in turnkey revenues and costs was due to drilling sixteen wells during the year in 2002 while we drilled eleven during the year in 2001. Our gross margins, or profits, on drilling depend on our ability to accurately estimate the costs associated with the development of projects in which we sell working interests. Costs associated with contract drilling depend on location, well depth, weather, and availability of drilling contractors and equipment. Our gross margin on drilling was 39.7% and 54.3% for the years ended December 31, 2002 and 2001, respectively.

The aggregate of supervisory fees and other income was $619,179 for the year ended December 31, 2002, a decrease of $83,360 (11.9%) from $702,539 during 2001. This decrease was mainly attributable to a decrease in interest income received during the year in 2002 when compared to the same period in 2001. We had less cash and cash equivalents on hand to earn interest during 2002, because of decreased revenue from gas sales and increased expenditures for drilling. Supervisory fees are charged in accordance with the Council for Petroleum Accountants Societies (COPAS) policy for reimbursement of expenses associated with the joint accounting for billing, revenue disbursement, and payment of taxes and royalties. These charges are reevaluated each year and adjusted up or down as deemed appropriate by a published report to the industry by Ernst & Young, Public Accountants. Supervisory fees increased $64,606 or 17.1%, from $377,908 in 2001 to $442,514 in 2002.

Depreciation, depletion and amortization expense increased to $1,694,027 from $1,282,640, an increase of $411,387 (32.1%) for 2002, compared to 2001. The depletion rate is calculated using production as a percentage of reserves, and the increase in depletion was mainly due to the increase in gas production during 2002.

Impairment losses of $596,222 and $2,062,028 were recorded in 2002 and 2001, respectively. We periodically review for impairment proved properties on a field by field basis. Unamortized capital costs are measured on a field basis and are reduced to fair value if it is determined that the sum of expected future net cash flows are less than the net book value. We determine if an impairment has occurred through either adverse changes or as a result of its periodic review for impairment. Impairment is measured on discounted cash flows utilizing a discount rate appropriate for risks associated with the related properties or based on fair market values.

We also reevaluated our inventory of geological lease and land costs, which had been previously capitalized, in order to write off those prospects which may be no longer viable. As a result, $28,566 of previously capitalized costs were written off and recorded as geological and geophysical expense during 2002 compared with $56,806 written off in 2001, a $28,240 or 49.7% decrease.

General and administrative expenses increased by $367,220, or 14.9%, from $2,459,758 for the year ended December 31, 2001 to $2,826,978 for the same period in 2002. We can attribute this increase to higher employee salaries management compensation and related expenses. Legal and accounting expense increased to $1,055,244 for the year, compared to $644,812 for 2001, a $410,432 (63.7%) increase. The increase can be attributed to the higher litigation costs during the year in 2002 when compared to 2001. Marketing expense for the year ended December 31, 2002, decreased $129,882 or 15.3%, to $718,841, compared to $848,723 for 2001. Marketing expense varies from period to period according to the number of marketing events attended by personnel and their associated costs.

During the year in 2002, due to an increase in borrowings under our commercial bank credit line, interest expense increased to $105,405 for the year ended December 31, 2002 from $54,455 for the same period in 2001, a $50,950 or 93.6% increase.

Capital Resources and Liquidity

At December 31, 2002, Royale Energy had current assets totaling $7,849,092 and current liabilities totaling $8,597,234, a $748,142 working capital deficit, exclusive of unused credit. We had cash and cash equivalents at December 31, 2002 of $2,229,944 compared to $3,131,859 at December 31, 2001.

Our capital expenditure commitments occur as we decide to drill wells to develop our prospects. We generally do not decide to drill any prospect until we have sold enough of the working interest in a prospect to third parties to assure that we have sufficient funds on hand to drill each prospect. We place funds that we receive from third party investors into a separate cash account until they are required for expenditures on each well. We have only negligible capital expenditure needs in addition to those needs that are satisfied from selling part of the working interest in prospects. We have not, in past years, experienced shortages of funds needed to satisfy our capital expenditure requirements. We expect that our available credit and cash flows from operations will be sufficient for capital expenditure needs beyond those satisfied from sales of working interests.

We ordinarily fund our operations and cash needs from current revenues from operations. During the fourth quarter of each year, we receive a large percentage of the revenue generated by our sales of working interests to third parties, as individual high net worth investors make investments according to their own year end financial planning. We also incur a large percentage of our costs for drilling activities in the third and fourth quarters of each year. We believe that we have sufficient liquidity for the remainder of 2003 and do not foresee any liquidity demands that cannot be met from cash flow from operations.

Occasionally we borrow from banks, using our oil and gas properties as security. In 2002, we drew $1,500,000 from our credit line to meet our drilling schedule. We also borrow for the purpose of acquiring oil and gas properties. We have repaid such borrowings from operating income. Unused available credit from our bank totaled approximately $1,065,000 at December 31, 2002.

Accounts receivable rose only slightly in 2002, from $3,525,038 at December 31, 2001, to $3,736,236 at December 31, 2002. Our accounts receivable consist mainly of amounts due to us from sales of natural gas. So long as prices remain fairly stable, our accounts receivable tend to remain stable.

In 2000, 2001 and 2002, we had a revolving line of credit under a loan agreement with Bank One, Texas, N. A. We had outstanding indebtedness under this agreement of $2,000,000 at December 31, 2001 and $3,500,000 at December 31, 2002. It was secured by all of our oil and gas properties. The loan agreement also contained certain restrictive covenants, including the prohibition of payment of dividends on our stock (other than dividends paid in stock). The loan agreement contained covenants that, among other things, we must:

- maintain a minimum ratio of earnings before interest, taxes, depreciation and amortization to debt service requirements of at least 1.25 to 1.00;
- maintain a ratio of current assets to current liabilities of at least 1.00 to 1.00; and
- maintain a tangible net worth as of the close of each fiscal quarter of at least $6,086,850 as of September 30, 2000, plus 50% of positive quarterly net income thereafter.

In January 2003, Royale Energy replaced the BankOne credit agreement with one from Guaranty Bank, FSB. The new credit agreement contains the same restrictive covenants as the prior agreement, except that the minimum tangible net worth requirement has been raised to at least $8,188,000 as of September 30,2002, plus 50% of positive quarterly net income thereafter. Royale Energy was in compliance with all covenants at March 31, 2003.

Operating Activities. For the year ended December 31, 2002, cash provided by operating activities totaled $2,838,968 compared to $7,828,340 provided by operations for 2001 which represents a $4,989,372 or 63.7% decrease, mainly because of decreased natural gas prices and sales during the year in 2002.

Investing Activities. Net cash used by investing activities, primarily in capital acquisitions of oil and gas properties, amounted to $5,240,883 for the period in 2002, compared to $3,851,233 used by investing activities for 2001. The increase in cash used was mainly due to the drilling of sixteen wells during the year in 2002, when compared to the drilling of eleven wells during the year in 2001.

Financing Activities. For the year ended December 31, 2002, net cash provided by financing activities was $1,500,000, which we drew from our bank credit line, compared cash used by financing activities for the year in 2001 of $2,952,089. Cash used during 2001 resulted from reducing our bank borrowings.

Item 7. Financial Statements and Supplementary Data

See financials beginning on page 2 of this report, et seq., included herein.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act

Listed below is certain information about Royale Energy's current directors and executive officers. Directors are elected by shareholders at each annual shareholders' meeting and serve until their successors are elected and qualified. Officers serve at the discretion of the board of directors.

The following persons currently serve as the directors and executive officers of Royale Energy, its subsidiaries and affiliated companies.

Name	Age	First Became Director or Executive Officer	Positions Held
Harry E. Hosmer*	71	1986	Chairman of the Board
Donald H. Hosmer+	48	1987	President, Secretary and Director Chairman of the Board and President of Royale Petroleum Corporation ("RPC")
Stephen M. Hosmer+	35	1996	Executive Vice President, Chief Financial Officer and Director Secretary and Director of RPC
Oscar A. Hildebrandt*+	66	1995	Director
Rodney Nahama	70	1994	Director
Gilbert Kemp	68	1998	Director
George M. Watters*+	82	1991	Director

* Member of the audit committee.
\+ Member of the compensation committee.

Following is a summary of the business experience of each director and executive officer for the past five years.

HARRY E. HOSMER is the Chairman of the Board of Royale Energy. He has served as Chairman since Royale Energy began in 1986, and from inception in 1986 until June 1995, he also served as President and Chief Executive Officer. In October 1985, Mr. Hosmer and his sons founded Royale Petroleum Corporation, an affiliate of Royale Energy.

DONALD H. HOSMER is President, Chief Executive Officer, Secretary, and Director of Royale Energy. He has served as an executive officer and Director of Royale Energy since its inception in 1987, and in June 1995 he became President and Chief Executive Officer. Prior to becoming President, he was Executive Vice President, responsible for marketing working interests in oil and gas projects developed by Royale Energy. He was also responsible for investor relations and communications. Donald H. Hosmer is the son of Harry E. Hosmer and brother of Stephen M. Hosmer.

STEPHEN M. HOSMER is Executive Vice President, Chief Financial Officer and Director of Royale Energy. Mr. Hosmer joined Royale Energy as the Management Information Systems Manager in May 1988, responsible for developing and maintaining Royale Energy's computer software. Mr. Hosmer developed programs and software systems used by Royale Energy. From 1991 to 1995, he served as president of Royale Operating Company, Royale Energy's operating subsidiary. In 1995, he became Chief Financial Officer fo Royale Energy. In 1996, he was elected to the board of directors of Royale Energy. Mr. Hosmer serves on the board of directors of Youth for Christ, a charitable organization in San Diego, California. Stephen M. Hosmer is the son of Harry E. Hosmer and brother of Donald H. Hosmer. He has a B.S. degree from Oral Roberts University in Business Administration and a Master of Business Administration from Pepperdine University.

OSCAR HILDEBRANDT, D.V.M., is a Director and is Chairman of Royale Energy's Compensation Committee. From 1994 to 1995 he served as an advisory member of Royale Energy's Board of Directors. Dr. Hildebrandt practiced veterinary medicine as President of Medford Veterinary Clinic, Medford, Wisconsin, from 1960 to 1990. Since 1990, Dr. Hildebrandt has engaged independently in veterinary practice consulting services. He has served on the board of directors of Fidelity National Bank - Medford, Wisconsin, and its predecessor bank from 1965 to the present and is past chairman of the board of the Bank. From 1990 to the present he has acted as a financial advisor engaged in private business interests. Dr. Hildebrandt received a Bachelor of Science degree from the University of Wisconsin in 1954 and a Doctor of Veterinary Medicine degree from the University of Minnesota in 1958.

GILBERT C. L. KEMP has since 2002 served as an independent consultant for seismic operations in the oil and gas industry. He managed the California operations of Western Atlas, Inc., a New York Stock Exchange company from 1998 until 2002. Mr. Kemp was a founding member of 3-D Geophysical, Inc., where he served as Vice President from 1996 until March 1998. In March 1998 3-D Geophysical, whose stock had been listed on the Nasdaq National Market System since February 1996, merged with Western Atlas, Inc. During the years 1987 to 1995, Mr. Kemp served as President and CEO of Kemp Geophysical Corporation, which owned and operated seismic crews in the United States and Canada.

RODNEY NAHAMA, a Director of Royale Energy, was employed as president and chief executive officer of Nahama & Weagant Energy Co. from 1971 until March 1994. Since March 1994, Mr. Nahama has pursued private business interests, including the provision of geologic consulting services to Royale Energy. Mr. Nahama holds a B.A. degree in geology from the University of California, Los Angeles, and an M.A. degree in geology from the University of Southern California. He was an independent exploration geologist from 1965 to 1971 and prior to that served as a geologist with Franco Western Oil Company from 1963 to 1965. Between 1957 and 1963, Mr. Nahama worked as an exploration geologist with Honolulu Oil Company, Getty Oil Company, and Sunray Oil Company. Mr. Nahama is a member of the American Association of Petroleum Geologists, the San Joaquin Geological Society, the California Independent Petroleum Association and the Independent Petroleum Association of America.

GEORGE M. WATTERS has been retired from full time employment during the last five years. Mr. Watters retired from AMOCO Corporation in 1983 after serving for 24 years in senior management positions with AMOCO Corporation and its affiliates. From 1987 to the present Mr. Watters has managed his personal investments. Mr. Watters received his B.S. degree from Massachusetts Institute of Technology in 1942.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission regulations require that Royale Energy's directors, certain officers, and greater than 10 percent shareholders file reports of ownership and changes in ownership with the SEC and the NASD and furnish Royale Energy with copies of all such reports they file. One director, Harry E. Hosmer, filed a late report on Form 5 of his reacquisition of 392,500 shares of Royale Energy's common stock from two charitable trusts in May 2000.

Based solely upon a review of the copies of the forms furnished to Royale Energy, or representations from certain reporting persons that no reports were required, Royale Energy believes that no other persons failed to file required reports on a timely basis during or in respect of 2001.

Item 10. Executive Compensation

The following table summarizes the compensation of the chief executive officer and the other most highly compensated executive officers of Royale Energy and its subsidiaries during the past year.

		Annual Compensation			Long Term Compensation
(a)	(b)	(c)	(d)	(e)	(i)
Name	Year	Salary	Bonus	Other Annual Compensation (1)	All Other Compensation (2)
Donald Hosmer	2002	$156,125	$50,000	$ 2,110	$ $0
President	2001	$143,289	$50,000	$ 2,541	$ 4,000
	2000	$135,046	$10,000	$ 653	$ 2,400
Stephen Hosmer	2002	$132,492	$50,000	$ 1,418	$ 5,340
Exec. V.P. and	2001	$119,656	$50,000	$ 1,757	$ 3,500
CFO	2000	$112,539	$10,000	$ 630	$ 3,300

(1) Under the terms of a plan adopted by the board of directors in 1989, each of the listed executives has elected to participate in wells drilled by Royale Energy. See, Certain Relationships and Related Transactions on page 22. The costs that they incurred for interests acquired in wells pursuant to this policy are less than would have been the cost of purchasing an equivalent percentage as working interests in these wells which are sold to unaffiliated outside investors. Although the difference between the executives' actual cost and the cost incurred by outside investors possibly could be considered as additional compensation to them, Royale Energy's management does not believe that the amount of such difference should be treated as compensation. At any rate, management believes that the amount of the difference is insignificant. In addition, Royale Energy advanced funds to the executives to pay for their well participation interests. After adoption of the Sarbanes-Oxley Act of 2002, the Company

discontinued making such advances and required the directors to repay all outstanding amounts advanced. The Other Annual Compensation in the foregoing table consists of the amounts which the management believes may be considered income to be imputed from such foregone interest. The imputed interest was estimated using approximate amounts due at the end of each period, as if that amount had been due for the entire period. Royale Energy used the imputed interest rate of 7% simple interest per annum.

(2) Includes Royale Energy's matching contribution in 2002 for Stephen Hosmer ($5,340) to Royale Energy's retirement savings plan initiated in April 1998. For year ending 2001, includes matching contribution for Donald Hosmer ($4,000) and Stephen Hosmer ($3,500) and for the year ending 2000, includes matching contribution for Donald Hosmer ($2,400) and Stephen Hosmer ($3,300).

Royale Energy does not have employment agreements with any of its executives.

No Stock Options Were Granted in 2002

Royale Energy did not grant any stock options or stock appreciation rights or Long-Term Incentive Plan Awards to its officers or employees during 2002.

Aggregated 2002 Option Exercises and Year-End Values

None of the executive officers named in the Summary Compensation Table exercised any stock options or stock appreciation rights in 2002, 2001, or 2000. The following table summarizes the number and value of all unexercised stock options held by those executive officers at the end of 2001.

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options/SARs at FY-End		(e) Value of Unexercised In-the-Money Options/SARs at FY-End (1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Donald Hosmer, President	-	-	19,838	-	$59,345	-
Stephen Hosmer, CFO	-	-	13,225	-	$39,564	-

(1) Based on a fair market value of $5.26 per share, which was the closing price of Royale Energy's Common Stock in the Nasdaq National Market System on December 31, 2002.

Compensation of Directors

Each director who is not an employee of Royale Energy receives a quarterly fee for his services, which in 2002 was set at $2,500. In addition, Royale Energy reimburses directors for the expenses they incur for their service. No directors received any stock options or stock appreciation rights in 2002.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information regarding the ownership of Royale Energy's voting securities as of December 31, 2002, by: (i) each person Royale Energy knows to own beneficially more than 5% of the outstanding shares of each class of equity securities, (ii) each of Royale Energy's directors, and (iii) all of Royale Energy's directors and officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to its or his shares.

Common Stock

On December 31, 2002, 5,030,101 shares of Royale Energy's Common Stock were outstanding.

	Shares Owned (1)		
Shareholder (2)	Number		Percent
Donald H. Hosmer	863,643	(3), (4)	16.60%
Harry E. Hosmer	510,888	(4)	10.05%
Oscar A. Hildebrandt	54,781	(5)	1.08%
Stephen M. Hosmer	857,242	(3), (4)	16.50%
Gilbert C. L. Kemp	6,613		0.42%
Rodney Nahama	18,515		0.37%
George M. Watters	39,675		0.78%
All directors and officers as a group (7 persons)	2,698,473	(3)	49.01%

(1) Includes shares which the listed shareholder has the right to acquire before March 1, 2003, from options or warrants, as follows: Royale Petroleum Corporation 304,909, Donald H.

Hosmer 19,838, Harry E. Hosmer 52,900, Stephen M. Hosmer 13,225, Oscar Hildebrandt 26,450, Rodney Nahama 18,515, George M. Watters 39,675, and all officers and directors as a group (excluding Royale Petroleum Corporation) 170,603.

(2) The mailing address of each listed shareholder is 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108.

(3) The shares owned by Donald and Stephen Hosmer each include shares owned by Royale Petroleum Corporation ("RPC"). RPC owns 1,684,966 shares (31.58%) of Royale Energy. Donald and Stephen Hosmer each own and have power to vote 50% of RPC's equity securities, so each of them may be deemed to be the beneficial owner of the Common Stock owned by RPC pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. To illustrate the relative economic and voting interests owned by the directors, the above table attributes 50% of the Royale Energy shares owned by RPC to each of Donald and Stephen Hosmer. The total number of Royale Energy shares owned by RPC (1,684,966 shares) are included in the number of shares both Donald and Stephen Hosmer own and in the number of shares owned by all officers and directors as a group.

(4) Donald H. and Stephen M. Hosmer are sons of Harry E. Hosmer, Chairman of the Board.

(5) Includes shares held by a family partnership of which Dr. Hildebrandt is a 50% partner and shares held by a trust of which Dr. Hildebrandt is trustee.

Preferred Stock

Holders of each series of Convertible Preferred Stock have voting rights equal to the number of shares into which they are convertible. None of the Preferred shareholders have the right to vote as much as 5% of the shares entitled to vote when taking into account the total number of both Common and Preferred shares. On December 31, 2002, there were 5,068 shares of Series A and 48,581 shares of Series AA Convertible Preferred Stock outstanding. The shares of each series of Preferred shares are convertible into shares of Royale Energy's Common Stock at the option of the security holder, at the rate of two shares of Convertible Preferred Stock for each share of Common Stock. The Preferred Stock is not registered under the Securities Exchange Act of 1934, and no market exists for the Preferred Stock. The total number of shares of Common Stock issuable on conversion of all outstanding shares of Preferred Stock equals less than 1% of the outstanding Common Stock of Royale Energy. To Royale Energy's knowledge, none of the Preferred shareholders would own more than 1% of Royale Energy's Common Stock, if their Preferred shares were converted to Common shares.

Item 12. Certain Relationships and Related Transactions

In 1989, the board of directors adopted a policy (the "1989 policy") that permits each director and officer of Royale Energy to purchase from Royale Energy, at its cost, up to one percent (1%)

fractional interest in any well to be drilled by Royale Energy. When an officer or director elects to make such a purchase, the amount charged per each percentage working interest is equal to Royale Energy's actual pro rata cost of drilling and completion, rather than the higher amount that Royale Energy charges to working interest holders for the purchase of a percentage working interest in a well. Of the current officers and directors, Donald Hosmer, Stephen Hosmer, Harry E. Hosmer, George Watters and Oscar Hildebrandt at various times have elected under the 1989 policy to purchase interests in certain wells Royale Energy has drilled.

Under the 1989 policy, officers and directors may elect to participate in wells at any time up until drilling of the prospect begins. Participants are required to pay all direct costs and expenses through completion of a well, whether or not the well drilling and completion expenses exceed Royale Energy's cost estimates, instead of paying a set, turnkey price (as do outside investors who purchase undivided working interests from Royale Energy). Thus, they participate on terms similar to other oil and gas industry participants or joint venturers. Participants are invoiced for their share of direct costs of drilling and completion as Royale Energy incurs expenses.

Officer and director participants under this program do not pay some expenses paid by outside, retail investors in working interests, such as sales commissions, if any, or marketing expenses. The outside, turnkey drilling agreement investors, on the other hand, are not obligated to pay additional costs if a drilling project experiences cost overruns or unanticipated expenses in the drilling and completion stage. Accordingly, Royale Energy's management believes that its officers and directors who participate in wells under the Board of Directors' policy do so on terms the same as could be obtained by unaffiliated oil and gas industry participants in arms-length transactions, albeit those terms are different than the turnkey agreement under which outside investors purchase fractional undivided working interests from Royale Energy.

Donald and Stephen Hosmer each have participated individually in 83 wells under the 1989 policy. The Hosmer Trust, a trust for the benefit of family members of Harry E. Hosmer, has participated in 82 wells.

Donald Hosmer's 2002 investments in wells under the 1989 policy totaled $53,853 in fractional interests in 16 wells. In 2002, Stephen Hosmer purchased fractional interests in 16 wells under the 1989 policy, for a total investment of $51,578.

The Hosmer Trust purchased fractional interests in 16 wells during 2002 for a total investment of $54,565.

Prior to June 1995, Royale Energy had advanced to the participants under the 1989 policy the funds with which to purchase their interests, and the funds would be repaid from future production from the working interests and advances repaid from well production.

Each month, participants are credited with well income and charged with well expenses from producing wells, at the same time as other investors including working interest purchasers. Each officer and director who participates in one or more wells with Royale Energy has a single account to which all charges and income from all wells is credited. Current and former officers and directors were billed $238,502 and $97,261 for their interests for the years ended December 31, 2002 and 2001, respectively. Under the Sarbanes-Oxley Act of 2002, these amounts can no longer be billed to officers and directors. Instead, these amounts are either collected in advance or paid to officers as compensation. Receivables grand fathered (outstanding prior to July 30, 2002) were $243,608 at December 31, 2002. The outstanding amounts have since been repaid.

Royale Energy's Chairman of the Board and former President, Harry E. Hosmer, renders management consulting services to Royale Energy on an ongoing basis. Royale Energy compensated Mr. Hosmer $120,000 for his consulting services in 2002 and pays his medical insurance costs. Mr. Hosmer's consulting services are in conjunction with his service on the board of directors, for which he receives reimbursement of expenses to attend meetings.

Item 13. Exhibits, Lists, and Reports on Form 8-K

(a) Certain of the Exhibits set forth in the following index are incorporated by reference.

3.1 Restated Articles of Incorporation of Royale Energy, Inc., incorporated by reference to Exhibit 3.1 of Royale Energy's Form 10-SB Registration Statement.

3.2 Certificate of Amendment to the Articles of Incorporation of Royale Energy, Inc. (effecting reverse stock split and defining certain rights of equity security holders), incorporated by reference to Exhibit 3.1 of Royale Energy's Form 8-K dated October 31, 1994.

3.3 Bylaws of Royale Energy, Inc., incorporated by reference to Exhibit 3.2 of Royale Energy's Form 10-SB Registration Statement.

4.1 Certificate of Determination of the Series A Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 of Royale Energy's Form 10-SB Registration Statement.

4.2 Certificate of Determination of the Series AA Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 of Royale Energy's Form 10-SB Registration Statement.

10.1 Form of Indemnification Agreement, incorporated by reference to Exhibit 10.3 of Royale Energy's Form 10-SB Registration Statement.

99.1 Officers' Certifications Pursuant to 18 U.S.C. § 1350

(b) Reports on Form 8-K

Royale Energy filed no Reports on Form 8-K during the last fiscal quarter of 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYALE ENERGY, INC.

Date: April 15, 2003

Donald H. Hosmer
Donald H. Hosmer, President and Chief Executive Officer

Date: April 15, 2003

Stephen M. Hosmer
Stephen M. Hosmer, Executive Vice President and Chief Financial Officer (Chief Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 15, 2003

By: *Harry E. Hosmer*
Harry E. Hosmer
Chairman of the Board of Directors

Date: April 15, 2003

By: *Donald H. Hosmer*
Donald H. Hosmer
Director, President and Chief Executive Officer

Date: April 15, 2003

By: *Stephen M. Hosmer*
Stephen M. Hosmer
Director and Executive Vice President and Chief Financial Officer (Chief Accounting Officer)

Date:

By: ______________________________
Oscar A. Hildebrandt
Director

Date: April 15, 2003

By: *Rodney Nahama*
Rodney Nahama
Director

Date:

By: ______________________________
Gilbert Kemp
Director

Date:

By: ______________________________
George M. Watters
Director

Certification

I, Donald H. Hosmer, Chief Executive Officer of Royale Energy, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Royale Energy, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements and other financial information included in this annual report fairly present, in all material respects, the financial condition, results of operations and cash flows of Royale Energy, Inc. as of, and for, the periods presented in this annual report.

4. Royale Energy, Inc.'s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for Royale Energy, Inc. and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to Royale Energy, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of Royale Energy, Inc.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. Royale Energy, Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of Royale Energy, Inc.'s board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect Royale Energy, Inc.'s ability to record, process, summarize and report financial data and have identified for Royale Energy, Inc.'s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in Royale Energy, Inc.'s internal controls.

6. Royale Energy, Inc.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003 By: *Donald H. Hosmer*
Donald H. Hosmer, President and Chief Executive Officer

Certification

I, Stephen M. Hosmer, Chief Accounting Officer of Royale Energy, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Royale Energy, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements and other financial information included in this annual report fairly present, in all material respects, the financial condition, results of operations and cash flows of Royale Energy, Inc. as of, and for, the periods presented in this annual report.

4. Royale Energy, Inc.'s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for Royale Energy, Inc. and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to Royale Energy, Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of Royale Energy, Inc.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. Royale Energy, Inc.'s other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of Royale Energy, Inc.'s board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect Royale Energy, Inc.'s ability to record, process, summarize and report financial data and have identified for Royale Energy, Inc.'s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in Royale Energy, Inc.'s internal controls.

6. Royale Energy, Inc.'s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003 By: *Stephen M. Hosmer*
Stephen M. Hosmer, Executive Vice President and Chief Financial Officer (Chief Accounting Officer)

2002 Drilling & Production

Royale Energy achieved a 100% success rate on company-operated wells drilled in California's Sacramento Valley.

VICTOR RANCH 2-7
JANUARY



VICTOR RANCH 5-8
FEBRUARY



CASA GRANDE 1
MARCH


Casa Grande
Development Location
Casa Grande
Discovery Well

BOWERBANK 17
APRIL



LAYLA 1-7
MAY


BATES 1

LONESTAR 2
JUNE


Lonestar #2

LONESTAR 3
JUNE


Lonestar #3
Proposed Location

SIMSON 1
AUGUST


Simson Prospect

BOWERBANK 18
AUGUST



MAIN PASS BLOCK 9
OCTOBER


-7486'

VICTOR RANCH 1-22
NOVEMBER


Royale
14
Royale
2-21

CASA GRANDE 2
DECEMBER




ROYL
NASDAQ
LISTED

Royale Energy, Inc.

Corporate Office:
7676 Hazard Center
Drive, Suite 1500
San Diego, CA 92108

619-881-2800

800-447-8505

fax: 619-881-2899

Field Office:
3974 Highway 45
Hamilton City, CA 95951
916-870-2503

www.royl.com

email: ir@royl.com



Executive Officers

Donald H. Hosmer
President & Chief Executive Officer

Stephen M. Hosmer
Chief Financial Officer & Executive Vice President

2002 Board of Directors

Harry E. Hosmer
Chairman of the Board

Donald H. Hosmer
President & Chief Executive Officer of Royale Energy, Inc.

Stephen M. Hosmer
Chief Financial Officer & Executive Vice President of Royale Energy, Inc.

George M. Watters
Former Chairman of Amoco Shipping and Trading Company, and Former President of Singapore Petroleum Company

Rodney Nahama
President of Nahama Natural Gas

Dr. Oscar Hildebrandt
Financial Advisor and Educator

Len Kemp
Founder of Kemp Geophysical

Auditors

Brown Armstrong Paulden McCown
Starbuck & Keeter Accountancy Corporation
4200 Truxton Avenue, Suite 300
Bakersfield, California 93309

Transfer Agent and Registrar

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038

Securities Counsel

Strasburger & Price, LLP
600 Congress Avenue
Suite 2600
Austin, TX 78701